Exhibit 2

MacAndrews & Forbes Group LLC
35 East 62nd Street
New York, New York 10065

December 11, 2018

vTv Therapeutics Inc.
4170 Mendenhall Oaks Pkwy
High Point, NC 27265

Attn: Stephen L. Holcombe
President and Chief Executive Officer

Rudy C. Howard
Chief Financial Officer

Gentlemen:

You have indicated an interest in an additional investment by MacAndrews & Forbes Group LLC or one of its affiliates (collectively, “MacAndrews”) in Class A common stock, par value $0.01 (“Common Stock”), of vTv Therapeutics Inc. (the “Company”) in an amount of up to $10,000,000. I am pleased to present, for your board’s consideration, the terms on which we would agree to make such an additional investment.

As set forth in more detail in the term sheet attached to this letter (collectively, the term sheet and this letter are referred to as this “Letter”) we agree to invest up to $10,000,000 in the Company, with such commitment remaining available to the Company, at its option, for a period of one year from the date of this Letter (the “Commitment Period”). In exchange, the definitive agreement will provide that the Company will issue to us on each funding date (the “Company Option”) Common Stock at a per share purchase price equal to $1.84 (the “Per Share Price”), which is equal to the closing price of the Common Stock for trading day prior to the date of this Letter.

In consideration for our binding commitment, upon the execution of this Letter, the Company will issue us warrants to acquire 340,534 shares of Common Stock, exercisable at an initial exercise price of $2.12 per share of Common Stock, subject to customary proportional adjustments for stock splits, stock dividends, combinations and similar transactions. The warrants shall be exercisable for a period of seven years commencing on the date of this Letter. We shall also have the option, during the Commitment Period, to invest in the Company by purchasing up to $10,000,000 of shares of Common Stock at the Per Share Price (the “MacAndrews Option”). Notwithstanding anything to the contrary in this Letter, the total value of Common Stock that may be purchased pursuant to the Company Option and the MacAndrews Option shall not exceed $10,000,000 in the aggregate. The Company Option may be exercised by you, and the MacAndrews Option may be exercised by us, in each case, by the exercising party delivering a notice (a “Funding Notice”) to the other party, which notice shall specify the aggregate value and number of shares of Common Stock to be purchased by us. Funding Notices from the Company shall be made in writing by the Chief Executive Officer or Chief Financial Officer of the Company. MacAndrews shall be limited to three Funding Notices during the Commitment Period; the number of Funding Notices from the Company shall not be limited.

The Company would use the proceeds of any such investment to fund research and development, to pursue growth opportunities and for general corporate purposes.

Our obligation to fund the purchase price and the Company’s obligation to issue shares of Common Stock on the terms set forth in this Letter with respect to each investment contemplated by this Letter are subject to the negotiation and execution of a mutually acceptable securities purchase agreement with respect to each such investment.

This Letter shall, upon execution, be binding on the parties hereto. All obligations under this Letter shall remain in full force and effect until the one-year anniversary of this Letter. The completion of the transactions contemplated by this Letter are subject, among other things, to the negotiation and execution of a definitive agreement acceptable to each of us. The parties hereto agree that, upon delivery of a Funding Notice in accordance with the terms of this Letter by either party, the parties shall, as promptly as practicable, (i) enter into a securities purchase agreement with respect to the investment contemplated by the Funding Notice, (ii) take all actions and further steps as may be reasonably necessary to complete such investment, and (ii) complete such investment. Notwithstanding anything to the contrary in this Letter, failure by either party to comply with the foregoing sentence shall constitute a material breach under this Letter, entitling the non-breaching party to specific performance (it being understood that money damages would not be an adequate remedy for any such breach).

Neither this Letter nor any of the provisions hereof may be amended, modified, changed or waived except by an instrument in writing signed by the parties hereto. This Letter shall be governed by and construed in accordance with the laws of the State of New York. This Letter contains the full and entire understanding and agreement between the parties with regard to the subject matters hereof and supersedes all prior understandings and agreements relating to the matters set forth herein. This Letter may be executed in counterparts, each of which shall be deemed to constitute an original but all of which together shall constitute one and the same instrument.

We continue to be excited about the Company and its prospects. We look forward to implementing a transaction that would be in the best interests of the Company’s stockholders, officers and other employees, and customers.

Very truly yours,

MACANDREWS & FORBES GROUP LLC

	By:	/s/	Shiri Ben-Yishai
	Name:		Shiri Ben-Yishai
	Title:		Secretary

AGREED AND ACCEPTED:

VTV THERAPEUTICS INC.

By: /s/ Rudy Howard
Name: Rudy Howard
Title:  Chief Financial Officer

[Signature Page to Commitment Letter]

SUMMARY OF TERMS
$10,000,000 INVESTMENT
VTV THERAPEUTICS INC.
December 11, 2018

This term sheet (“Term Sheet”) summarizes the principal terms of an investment by MacAndrews & Forbes Group LLC or one of its affiliates (collectively, “MacAndrews”) of up to $10,000,000 in vTv Therapeutics Inc. (the “Company”).

Company Option:
MacAndrews commits to invest up to an aggregate of $10,000,000 in the Company, at the Company’s option (the “Company Option”), during the one-year period (the “Commitment Period”) following execution of this Letter.

MacAndrews Option:
At any time during the Commitment Period, MacAndrews may, at MacAndrews’ option (the “MacAndrews Option”), elect to invest up to $10,000,000 in the Company on the same terms as the Company Option; provided that in no event will the aggregate amount of the investments pursuant to the Company Option and the MacAndrews Option exceed $10,000,000.

Securities to be Issued; Terms of Investments:
Pursuant to the exercise of the Company Option or the MacAndrews Option (an “Investment”), subject to the terms and conditions of the Purchase Agreement (defined below), the Company will issue to Investor on each funding date:

Such number of shares (the “Shares”) of Class A common stock, par value $0.01 per share (“Common Stock”), of the Company with a value equal to the Investment, at a per share price (“Per Share Price”) equal to $1.84, which is equal to the closing price of the Common Stock on the day prior to the date of this Letter.

Use of Proceeds:	To fund research and development, to pursue growth opportunities and for general corporate purposes.

Commitment Fee:
As consideration for the investment commitment and the other covenants and obligations of MacAndrews under this Letter, upon the execution of this Letter, the Company will issue to MacAndrews warrants (the “Commitment Fee Warrants”) to purchase 340,534 shares of Common Stock, at an exercise price per share of $2.12, payable in cash or by cashless exercise. The Commitment Fee Warrants shall be exercisable for seven years commencing on the date of execution of this Letter. The Commitment Fee Warrants do not reduce the total amount to be invested under the Company Option and the MacAndrews Option.

Funding Notices; Binding Commitment:
The Company Option may be exercised by the Company, and the MacAndrews Option may be exercised by MacAndrews, in each case, by the exercising party delivering a written notice (a “Funding Notice”) to the other party, which notice shall specify the aggregate value and number of shares of Common Stock to be purchased by MacAndrews.  Funding Notices from the Company shall be made in writing by the Chief Executive Officer or Chief Financial Officer of the Company. MacAndrews shall be limited to three Funding Notices during the Commitment Period; the number of Funding Notices from the Company shall not be limited.

Upon delivery of a Funding Notice in accordance with the terms of this Letter by either party, the parties shall, as promptly as practicable, (i) enter into a securities purchase agreement with respect to the Investment contemplated by the Funding Notice, (ii) take all actions and further steps as may be reasonably necessary to complete such Investment, and (ii) complete such Investment. Notwithstanding anything to the contrary in this Letter, failure by either party to comply with the foregoing sentence shall constitute a material breach of this Letter, entitling the non-breaching party to specific performance (it being understood that money damages would not be an adequate remedy for any such breach).

Securities Purchase Agreement:
MacAndrews’ obligation to fund the purchase price and the Company’s obligation to issue shares of Common Stock on the terms set forth in this Letter with respect to each Investment contemplated by this Letter are subject to the negotiation and execution of a mutually acceptable securities purchase agreement (the “Purchase Agreement”) with respect to each such Investment.  The issuance of the Shares will be made pursuant to Regulation D under the Securities Act of 1933, as amended, and MacAndrews agrees that it is an “accredited investor” (as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended).

Expenses:	Counsel to the Company will prepare initial drafts of all documents. The Company shall pay all reasonable fees and expenses of MacAndrews’ counsel, if necessary.

Registration Rights:
The Shares and shares of Common Stock issuable upon exercise of the Commitment Fee Warrants and any other securities acquired in connection with any Investment shall be covered by the Investor Rights Agreement by and between the Company and M&F TTP Holdings Two LLC, as successor in interest to vTv Therapeutics Holdings LLC, dated July 29, 2015, as amended from time to time.

Representations and Warranties:	Each Purchase Agreement will include standard representations and warranties by the Company.

Conditions to Closing:
Each Purchase Agreement will include standard conditions to closing of each tranche, including, without limitation, (i) the Company being in compliance with all applicable Nasdaq Marketplace Rules (both before and after giving effect to the applicable closing), except for non-compliance as previously disclosed by the Company (ii) the Common Stock remaining listed for trading on a Nasdaq exchange and (iii) the Shares to be then issued having been listed for trading on a Nasdaq exchange.